

December 4, 2012

Via E-Mail
Tatiana Mironenko, President
Vista Holding Group Corp., Inc.
Runovsky per., 11/13 str. 2, kv. 36
Moscow, Russia 115184

> **Re:** **Vista Holding Group Corp., Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-184795**
> **Filed November 7, 2012**

Dear Ms. Mironenko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please eliminate the table from the cover page and instead concisely state in the initial paragraph that you estimate the offering expenses at $8,000.

2. Please eliminate the statement that you are not a blank check company, as a concise explanation to investors of the consequences of your conclusion does not appear possible within the limitations of Rule 421(d). Tell us why you believe the negation of plans to conduct a business acquisition is disclosure that is key to investors and is suitable for cover page presentation.

Prospectus Summary

3.   In the initial paragraph, please revise to state that you plan to conduct your proposed business in Moscow, Russia. Describe your expectations regarding the location of your prospective customers.

4.   Expand your summary to state that you are a shell company and explain the consequences of that status in appropriate sections of the filing that you will cross-reference, such as Risk Factors. Please ensure that the prospectus includes a summary of the limitations upon use of Rule 144 that are imposed on holders of securities issued by shell companies, and in an appropriately captioned risk factor, discuss the potential adverse effects that these restrictions may have on future efforts to form capital.

5.   On pages 3 and 5, you indicate that you do not have "any intention to engage in a business combination." With a view to disclosure, tell us whether you have had any plans, discussions, and negotiations with promoters, broker-dealers, finders, or entities to engage into a business combination.

Risk Factors

As an "Emerging Growth Company" Under the JOBS Act, We Are Permitted …, page 10

6.   Please indicate here and in your management's discussion and analysis that so long as you are a smaller reporting company you will not be required to provide an auditor attestation with respect to management's report on the effectiveness of your internal controls over financial reporting.

We May Be Exposed to Potential Risks and Significant Expenses Resulting …, page 12

7.   Please revise the first sentence of this risk factor to clarify that you will not be required to provide an assessment of the effectiveness of your internal controls over financial reporting until your second annual report after your initial public offering. Further, please revise or add a new risk factor that addresses the risk to your investors relating to the integrity of your reporting and financial statements, since your management is not required to provide an evaluation of your disclosure controls and procedures and internal controls over financial reporting. The current risk factor focuses on the added costs of compliance of Section 404 of the Sarbanes-Oxley Act of 2002 versus whether you have adequate controls in place and if management will evaluate such controls.

We Will Incur Ongoing Costs and Expenses for SEC Reporting and Compliance …, page 12

8.   Please revise this risk factor here and your disclosures on pages 13, 19 and 25 to clarify that Ms. Mironenko's verbal agreement to provide you loans for registration costs is non-binding and discretionary.

9.   Please provide an appropriately captioned risk factor alerting potential investors that you will be subject to periodic reporting requirements under Section 15(d) and describe how the disclosure obligations to which you will be subject are less extensive than those applicable to a fully reporting company that has registered a class of securities under Section 12 of the Exchange Act.

10.   In a separately captioned paragraph, disclose that your periodic reporting obligations under Section 15(d) will be suspended in the event the number of record shareholders is less than 300, and describe the potential adverse consequence to investors in the event your reporting obligations under Section 15(d) are suspended including that you may only be required to file the annual report for the fiscal year in which your registration statement is declared effective. It appears that the no minimum structure of your offering and the very small maximum offering size are very likely to result in a number of record shareholders that is significantly smaller than 300.

Use of Proceeds, page 13

11.   In the context of a no-minimum offering, the use of proceeds disclosure should not start with disclosure that reflects the sale of 50% of the offered shares. Please add disclosure that assumes that a smaller portion of the offering will be completed, such as sale of ten percent or 15% of the offered shares.   The disclosure under the dilution heading and elsewhere as applicable should be supplemented in a corresponding fashion. In preparing the expanded use of proceeds disclosure, please consider instruction 3 to Item 504.

12.   You indicate that you will have approximately $8,000 in registration costs, which, your use of proceeds table indicates will be paid from offering proceeds. On page 13, you disclose that Ms. Mironenko has verbally agreed to loan you the funds necessary to fund those costs, but that the loan will only be repaid from revenues of operations. Please reconcile this discrepancy. Further, please clarify the estimated portions of the registration costs that will be funded by Ms. Mironenko from offering proceeds.

13.   Either specifically describe the contingencies that would result in changes in the application of the proceeds from those you describe in this section, or eliminate the statement that you reserve the right to change the use of proceeds. See Instruction 7 to Item 504 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 16

14.   You plan to setup an office and purchase related equipment, supplies, and furniture. Please revise to clarify whether this office will be separate from the site of Ms. Mironenko's other ventures, such as her advertising agency. Clarify whether this office will be setup if only $1,000 of offering proceeds is raised, or if it will only be established if a higher amount of offering proceeds is raised.

15.   You indicate that you will hire a part-time photographer and 3D tour developer. Please clarify whether this photographer will be hired on a contract basis as an independent contractor, and whether the part-time 3D tour developer refers to Mr. Kanin and his consulting agreement.

Liquidity and Capital Resources, page 19

16.   Please discuss the consequences if you are unable to raise at least $10,000 of net offering proceeds needed to fund your public reporting obligations. It is unclear, for example, whether you will only commence your business plan once you are able to raise sufficient funds to comply with your public reporting obligations. Explain more specifically the consequences to investors in the event you raise less than 50% of the process you seek to obtain from the offering. Ensure the liquidity discussion confirms to the use of proceeds disclosure.

Description of Business, page 20

17.   Please revise to clarify whether Mr. Kanin is contractually retained on an exclusive basis. Disclose whether Mr. Kanin may provide similar work for your competitors.

18.   Describe the availability of other 3-D virtual tour developers as well as your ability to retain such developers if Mr. Kanin is unable to provide sufficient time to work on your projects.

Government Regulation, page 23

19.   Please clarify whether you will conduct your operations directly or through a legal entity formed under Russian law. Provide a description of any material Russian laws, including permits, registrations licenses or the like that are necessary to operate lawfully in the Russian Federation.

20.   Indicate whether there are any restrictions to repatriate any assets or funds to U.S. investors through liquidation or dividends, or to remit funds to pay U.S.-related expenses such as taxes or SEC reporting compliance expenses.

Directors, Executive Officers, Promoter and Control Persons, page 23

21.   Please provide a more detailed description of Ms. Mironenko's advertising agency Graphica +. In particular, clarify whether that agency performs any services that may compete with Vista Holding Group, or if you will rely on Graphica + to provide functions such as office support, sales leads or referrals, shared expenses or assets, etc.

Certain Relationships and Related Transactions, page 25

22.   Please state that Ms. Mironenko's verbal agreement to fund SEC registration costs is non-binding and discretionary. We note similar disclosure on pages 12, 13, and 19.

Plan of Distribution, page 26

23.   We note that Ms. Mironenko intends to offer the shares for the company but will not receive compensation from the sale of shares by the company. In your response letter, tell us whether Ms. Mironenko intends to rely upon Rule 3a4-1, and if so, provide a reasonably detailed, factually-based discussion supporting any conclusion that Ms. Mironenko and the company may reasonably rely upon that rule.

24.   Please file a copy of the form of subscription agreement that your reference on page 27.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page 41

25.   In the response letter, tell us whether Exhibit 10.1 is a translation or if it is an English language document. If the original is a Russian language document, please revise the index to clarify that the exhibit is a translated document.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal

cc: Via E-Mail
        David Lubin, Esq.